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                                    EXHIBIT (a) (4)

               NOTICE TO HOLDERS OF LIMITED PARTNERSHIP INTERESTS OF
                        DAMSON/BIRTCHER REALTY INCOME FUND I


                               IMPORTANT ANNOUNCEMENT

The Offer by Grape Investors, LLC (the "Purchaser") to purchase Interests of Damson/Birtcher Realty Income Fund I (the "Partnership") has been extended and is now scheduled to expire at 12:00 midnight, Eastern Time on June 8, 1998. To date, approximately 1,453 ("1.49%") Interests have been tendered to Purchaser and not withdrawn. Purchaser will acquire up to an additional 8,547 Interests (up to 10% of the issued and outstanding Interests of the Partnership). All of the terms and conditions of the Offer remain in full force and effect.


For further information, please contact the Purchaser at 1650 Hotel Circle North, Suite 200, San Diego, CA 92108.